UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Blackstone Private Equity Strategies Fund L.P.

(Name of Issuer)

Blackstone Private Equity Strategies Fund L.P.

(Name of Person(s) Filing Statement)

Class I, Class D and Class S Limited Partnership Units

(Title of Class of Securities)

09262A 309, 09262A 200 and 09262A 101

(CUSIP Number of class of securities)

Kate O’Neil

c/o Blackstone Private Investments Advisors L.L.C.

345 Park Avenue

New York, New York 10154

(212) 583-5000

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Benjamin C. Wells

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

July 1, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on July 1, 2025 by Blackstone Private Equity Strategies Fund L.P. (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 6,893,472 of its outstanding units (including Class I limited partnership units, Class D limited partnership units and Class S limited partnership units, collectively, the “Units”) at a price equal to the net asset value per Unit as of September 30, 2025 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on July 31, 2025.

2.

148,030 Units of the Fund, including 68,363 Class I limited partnership units and 79,667 Class S limited partnership units, were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Units of the Fund that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended.

3.	The net asset value of Units tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $4,753,698.31.

4.

The payment of the purchase price of the Units tendered was made in the form of non-interest bearing, non-transferable promissory notes respectively issued to the Unitholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the promissory notes, the Fund will pay on or about November 4, 2025 to the tendering Unitholders a total of $4,517,977.66, representing the net asset value of the total amount of the Units tendered by Unitholders, less the early repurchase deduction, as applicable. Class S limited partnership units and Class I limited partnership units were repurchased at a price (net of the early repurchase deduction, as applicable) of $30.30 and $30.78 per Unit, respectively, as of 4:00 p.m., Eastern Time, on the Valuation Date. The weighted average price at which the Units tendered were repurchased was $30.52 per Unit.

Except as specifically provided herein, the information contained in the Statement, including the Offer to Purchase and the Letter of Transmittal, remains unchanged and this Final Amendment does not modify any of the information previously reported on the Statement or the Offer to Purchase and the Letter of Transmittal contained therein.

Item 12.	Exhibits.

107	Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE PRIVATE EQUITY STRATEGIES FUND L.P.

By:	/s/ Kate O’Neil
Name:	Kate O’Neil
Title:	Chief Legal Officer and Secretary

Dated: October 24, 2025